Exhibit 99.1

FOR IMMEDIATE RELEASE

SGOCO GROUP, LTD. ANNOUNCES
SOLID GROWTH IN REVENUES AND EARNINGS
FOR 2011 SECOND QUARTER

Beijing, China – August 15, 2011 - SGOCO Group, Ltd. (NASDAQ: SGOC), (the “Company” or “SGOCO”), a company focused on building its own brands and retail distribution network in the Chinese flat panel display market, including LCD/LED monitors, TVs, and application specific products, today announced its unaudited operating results for the three month and six month periods ended June 30, 2011.

Financial Highlights Second Quarter 2011 vs. Second Quarter 2010:

•	Total revenues increased by 100% to $85.6 million, compared to $42.9 million;

•	Gross profit increased by 68% to $10.7 million, compared to $6.4 million;

•	Gross margin was 12.6%, compared to 15.0%;

•	Operating income increased by 69% to $8.9 million, compared to $5.3 million;

•	Net income increased by 87% to $7.1 million, compared to $3.8 million; and,

•	Fully diluted EPS was $0.45, compared to $0.40.

Financial Highlights First Half 2011 vs. First Half 2010:

•	Total revenues increased by 177% to $172.6 million, compared to $62.3 million;

•	Gross profit increased by 89% to $18.0 million, compared to $9.5 million;

•	Gross margin was 10.5%, compared to 15.3%;

•	Operating income increased by 109% to $14.6 million, compared to $7.0 million;

•	Net income increased by 180% to $12.3 million, compared to $4.4 million;

•	Fully diluted EPS was $0.76, compared to $0.48; and,

•	The number of SGOCO Image retail partners on June 30, 2011 was 705, compared to 364 a year earlier.

2011 Second Quarter Overview

SGOCO continued to show strong year-on-year growth into the second quarter of 2011.  The high quality of SGOCO brands continues to distinguish it from low-end competitors in the marketplace. With continued strong demand from customers and the addition of monitor and TV production capacity over the past year, the Company was able to achieve significantly higher revenues.  The Company believes its strategy of multiple brands and multiple channels continues to effectively penetrate the market.

Revenue

Revenue for the second quarter of 2011 was $85.6 million, an increase of 100% from $42.9 million in the second quarter of 2010.  Over the past year, the Company has seen an increase in both the number of large regional distributors and the size of the orders placed.

Compared to the first quarter of 2011, the increase in revenue was mainly due to increased sales of its own higher margin branded products and OEM products relative to resale products.  In the second quarter of 2011, sales of SGOCO’s own brands represented 61% of total revenues, OEM represented 34%, and other products including electronic components represented 5%.

Sales of the Company’s own brands increased by 68% in the second quarter of 2011 compared to the second quarter of 2010.  The Company’s own brand sales have been aided by the expansion of the SGOCO Image partner network.  The Company had 705 partners as of June 30, 2011 compared to 364 partners as of June 30, 2010.

Gross Margin

With the increase in revenues, especially for SGOCO’s own brands, gross profit for the second quarter of 2011 increased 68% to $10.7 million from $6.4 million for the second quarter of 2010.

The gross margin for the second quarter of 2011 decreased to 12.6% compared to the 15.0% for the same period of last year.  The decline was mainly due to downward pressure on own brand product prices.

However, when compared to the gross margin for 2011 first quarter, the Company, as expected, was able to improve gross margins for both its own brand and OEM products.  The sequential increase in gross margin was also aided by stronger sales of the Company’s high margin application specific Edge 10 brand which is exported to the U.K. and earns gross margins of approximately 20%.

Operating Expenses

Selling, general and administrative expenses for the second quarter of 2011 were $1.8 million, a $0.7 million increase over the second quarter of 2010, with most of the increase due to higher professional fees associated with being a public company.

Other Income (Expenses)

In the second quarter of 2011, SGOCO benefited from several tax rebate programs offered by the State Administration of Taxation and the local customs department.  These rebates totaled $0.8 million and should be considered as non-recurring.

Provision for Income Taxes

Income tax for the second quarter of 2011 was $1.3 million compared to $0.7 million during the three months ended June 30, 2010.

Net Income and EPS

Net income for the second quarter of 2011 was $7.1 million, an increase of 87%, compared to $3.8 million recorded for the same period last year.  Diluted EPS was $0.45 in the second quarter of 2011, compared to $0.40 in the second quarter of 2010.  Of note, diluted EPS for the second quarter of 2011 was calculated based on 16,032,343 weighted average number of common shares as compared to 9,566,229 weighted average number of common shares for the second quarter of 2010.

Cash and Working Capital

As of June 30, 2011, the Company had cash and restricted cash of $50.5 million compared to $30.0 million as of December 31, 2010.  Working capital also increased to $49.2 million, compared to $38.7 million at the end of 2010.  The current ratio on June 30, 2011 was 1.31 compared to 1.44 on December 31, 2010.

During the first half of 2011, the Company saw large increases in notes payable, advances to suppliers and restricted cash.  SGOCO uses notes payable to pay bills and make advances to suppliers.  From December 31, 2010 to June 30, 2011 SGOCO increased its advances to suppliers by $53.6 million as a means of ensuring a reliable supply of panels so the Company can meet customer demand.   The banks guaranteeing the notes payable require a security deposit from SGOCO of restricted cash which continues to earn interest for the Company.  From December 31, 2010 to June 30, 2011, notes payable increased by $37.6 million and restricted cash increased during the same period by $25.1 million for a net increase of $12.5 million.  The management team considers these increases to be in a reasonable range considering the fast growth of the business.

Subsequent Events

Since the close of the second quarter, the Company announced the appointment of David Xu as Chief Financial Officer and Head of its Beijing office.

Conference Call

The Company will hold a conference call for investors on Tuesday, August 16, 2011, at 10:00 a.m. ET.  Interested parties may participate in the call by dialing (201) 493-6749; please call in 10 minutes before the conference call is scheduled to begin and ask for the SGOCO conference call.  After opening remarks, there will be a question and answer period.  The conference call will also be broadcast live over the Internet.  To listen to the live call, please go to www.sgocogroup.com, click on the Investor Relations section, then to the Event Calendar where the conference call is posted.  Please go to the website 15 minutes early to download and install any necessary audio software.  If you are unable to listen live, the conference call will be archived and can be accessed for approximately 90 days.  We suggest listeners use Microsoft Explorer as their browser.

About SGOCO Group, Ltd.

SGOCO Group, Ltd. is focused on developing its own brands and distribution in the Chinese flat panel display market.  Our main products are LCD/LED monitors, TVs, and other application specific products.  Our target markets are Tier 3 and Tier 4 cities where we compete by providing high quality products at competitive prices.

For more information about SGOCO, please visit http://www.sgocogroup.com

Safe Harbor and Informational Statement

This press release contains "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words "believe," "expect," "anticipate," "future," "intend," "plan," "estimate" or similar expressions, are "forward-looking statements". Forward-looking statements in this release include, without limitation, the effectiveness of the Company’s multiple-brand, multiple channel strategy and the reasonableness of the increases in notes payable, advances to suppliers and restricted cash. Although the Company's management believes that such forward-looking statements are reasonable, it cannot guarantee that such expectations are, or will be, correct. These forward-looking statements involve a number of risks and uncertainties, which could cause the Company's future results to differ materially from those anticipated. These forward-looking statements can change as a result of many possible events or factors not all of which are known to the Company, which may include, without limitation, requirements or changes adversely affecting the LCD and LED market in China; fluctuations in customer demand for LCD and LED products generally; our success in promoting our brand of LCD and LED products in China and elsewhere; our success in expanding our “SGOCO Image” model; our success in manufacturing and distributing products under brands licensed from others; management of rapid growth; changes in government policy including policy regarding subsidies for purchase of consumer electronic products and local production of consumer goods in China; the fluctuations in sales of LCD and LED products in China; China’s overall economic conditions and local market economic conditions; our ability to expand through strategic acquisitions and establishment of new locations; changing principles of generally accepted accounting principles; compliance with government regulations; legislation or regulatory environments; geopolitical events and other events and factors described in the “Key Information – Risk Factors" section in the Company's annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 29, 2011. The Company assumes no obligation to update any of the information contained or referenced in this press release.

For investor and media inquiries, please contact:

SGOCO Group, Ltd. (China)	The Equity Group Inc. (US)
Bill Krolicki, VP of Finance	Lena Cati
Tel: + 86-10-8587-0173	Tel: 212 836-9611 / lcati@equityny.com
Email: ir@sgoco.com	Linda Latman
Tel: 212 836-9609 / llatman@equityny.com

See accompanying tables

SGOCO GROUP LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME
 (UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
REVENUES:
Revenues	$85,580,821	$33,051,201	$172,556,445	$49,825,810
Revenues - related parties	-	9,813,817	-	12,514,816
Total revenues	85,580,821	42,865,018	172,556,445	62,340,626

COST OF GOODS SOLD:
Cost of goods sold	74,834,917	28,392,300	154,511,022	42,595,971
Cost of goods sold - related parties	-	8,063,550	-	10,201,637
Total cost of goods sold	74,834,917	36,455,850	154,511,022	52,797,608

GROSS PROFIT	10,745,904	6,409,168	18,045,423	9,543,018

OPERATING EXPENSES:
Selling expenses	270,124	104,210	486,496	183,425
General and administrative expenses	1,548,481	1,035,719	2,911,407	2,354,856
Total operating expenses	1,818,605	1,139,929	3,397,903	2,538,281

INCOME FROM OPERATIONS	8,927,299	5,269,239	14,647,520	7,004,737

OTHER INCOME (EXPENSES):
Interest income	45,966	19,917	60,805	42,762
Interest expense	(536,898)	(127,872)	(933,050)	(392,520)
Other income (expense), net	651,902	(122,662)	415,955	(289,088)
Change in fair value of warrant derivative liability	(596,040)	(546,288)	132,345	(1,024,828)
Total other income (expenses), net	(435,070)	(776,905)	(323,945)	(1,663,674)

INCOME BEFORE PROVISION FOR INCOME TAXES	8,492,229	4,492,334	14,323,575	5,341,063

PROVISION FOR INCOME TAXES	1,348,785	662,909	2,042,725	956,843

NET INCOME	7,143,444	3,829,425	12,280,850	4,384,220

OTHER COMPREHENSIVE INCOME:
Foreign currency translation adjustment	1,044,966	169,379	1,384,963	166,876

COMPREHENSIVE INCOME	$8,188,410	$3,998,804	$13,665,813	$4,551,096

EARNINGS PER SHARE:
Basic	$0.45	$0.40	$0.76	$0.48
Diluted	$0.45	$0.40	$0.76	$0.48

WEIGHTED AVERAGE NUMBER OF COMMON SHARES:
Basic	16,032,343	9,527,932	16,100,378	9,124,710
Diluted	16,032,343	9,566,229	16,216,126	9,151,044

SGOCO GROUP LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

ASSETS
	June 30,	December 31,
	2011	2010
	(Unaudited)
CURRENT ASSETS
Cash	$18,863,720	$23,493,805
Restricted cash	31,656,385	6,537,086
Accounts receivable, trade	65,812,427	55,985,013
Accounts receivable - related parties	-	49,559
Other receivables	818,368	429,864
Other receivable – shareholder	436,047
Notes receivable	46,410
Inventories	10,641,880	17,291,123
Advances to suppliers	76,946,171	23,312,312
Other current assets	146,247	46,615
Total current assets	205,367,655	127,145,377

PLANT AND EQUIPMENT, NET	17,733,408	16,886,297

OTHER ASSETS
Intangible assets, net	8,686,805	8,589,215
Total other assets	8,686,805	8,589,215

Total assets	$231,787,868	$152,620,889

CURRENT LIABILITIES
Accounts payable, trade	$35,933,865	$31,958,430
Accrued liabilities	549,998	333,659
Bank overdraft	1,506,173	1,492,226
Notes payable	55,339,554	17,784,899
Short-term loan	50,365,213	26,864,059
Short-term loan - shareholder	-	2,545,439
Other payables	1,085,503	1,755,881
Customer deposits	8,060,987	3,278,269
Taxes payable	3,343,270	2,449,939
Total current liabilities	156,184,563	88,462,801

OTHER LIABILITIES
Warrant derivative liability	936,732	1,530,569
Put option derivative liability	-	2,000,000
Total other liabilities	936,732	3,530,569

Total liabilities	157,121,295	91,993,370

COMMITMENT AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preferred stock, $0.001 par value, 1,000,000 shares authorized, nil issued and outstanding as of June 30, 2011 and
December 31, 2010	-	-
Common stock, $0.001 par value, 50,000,000 shares authorized,
17,258,356 and 17,428,089 issued and outstanding as of
June 30, 2011 and December 31, 2010	17,258	17,428
Paid-in-capital	24,555,414	24,182,003
Statutory reserves	4,861,916	3,560,838
Retained earnings	40,031,551	29,051,779
Accumulated other comprehensive income	5,200,434	3,815,471
Total shareholders' equity	74,666,573	60,627,519

Total liabilities and shareholders' equity	$231,787,868	$152,620,889

SGOCO GROUP, LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

						Accumulated
	Ordinary Shares			Retained Earnings		Other
			Paid-in	Statutory		Comprehensive
	Shares	Par Value	Capital	Reserves	Unrestricted	Income	Total
BALANCE, December 31, 2010	17,428,089	$17,428	$24,182,003	$3,560,838	$29,051,779	$3,815,471	$60,627,519

Shares issued for exercise of over allotment related	80,267	80	373,161				373,241
Shares repurchased and cancelled	(250,000)	(250)	250				-
Net income					4,624,102		4,624,102
Adjustment for statutory reserve				513,304			513,304
Foreign currency translation adjustment						339,996	339,996

BALANCE, March 31, 2011 (Unaudited)	17,258,356	$17,258	$24,555,414	$4,074,142	$33,675,881	$4,155,467	$66,478,162

Shares issued for exercise of over allotment related							-
Shares repurchased and cancelled							-
Net income					6,355,670		6,355,670
Adjustment for statutory reserve				787,774			787,774
Foreign currency translation adjustment						1,044,967	1,044,967

BALANCE, June 30, 2011 (Unaudited)	17,258,356	$17,258	$24,555,414	$4,861,916	$40,031,551	$5,200,434	$74,666,573

 SGOCO GROUP LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Six Months Ended June 30,
	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$12,280,850	$4,384,220
Adjustments to reconcile net income to cash provided by
(used in) operating activities:
Depreciation and amortization	790,597	444,832
Change in fair value of warrant derivative liability	132,345	1,024,828
Change in operating assets and liabilities
Accounts receivables, trade	(8,158,880)	(11,811,110)
Accounts receivables - related parties	49,559	(1,137,858)
Other receivables	(388,504)	(188,950)
Other receivable-shareholder	-	-
Inventories	6,649,243	(7,333,795)
Advances to suppliers	(53,633,859)	(6,393,848)
Advances to suppliers-related parties	-	8,542,234
Other current assets	(99,632)	(24,145)
Accounts payable, trade	3,975,435	7,381,981
Accrued liabilities	216,339	43,271
Notes payable	37,554,655	797,609
Other payables	(670,377)	90,812
Other payables - related parties	-	(2,342,382)
Customer deposits	4,782,719	1,215,360
Customer deposits - related parties	-	(335,034)
Taxes payable	(775,203)	(1,069,014)
Net cash provided by (used in) operating activities	2,705,287	(6,710,989)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of equipments and construction-in-progress	(465,469)	(2,133,720)
Purchase of intangible assets	(1,500)	-
Cash received from legal acquirer	-	5,913
Net cash used in investing activities	(466,969)	(2,127,807)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in restricted cash	(25,119,299)	(2,194,147)
Bank overdraft	13,946	745,998
Proceeds from government	-	733,450
Proceeds from short-term loan	56,583,846	16,299,657
Payments on short-term loan	(35,787,313)	(15,674,758)
Shareholder contribution	-	366,780
Payments on shareholder loan	(2,981,486)	-
Proceeds from recapitalization		5,388,083
Payments on repurchase of warrants	(336,492)
Payments of financing costs		(666,468)
Net cash (used in) provided by financing activities	(7,626,798)	4,998,595

EFFECT OF EXCHANGE RATE ON CASH	758,395	12,759

DECREASE IN CASH	(4,630,085)	(3,827,442)

CASH, beginning of period	23,493,805	5,808,013

CASH, end of period	$18,863,720	$1,980,571

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest expenses paid (net of amount capitalized)	$933,050	$392,520
Income taxes paid	$2,751,463	$331,700